EXHIBIT 99.2

Announcements
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine Transaction in Own Shares announcements in the period to June 1, 2022
_____________________________

May 4, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 03, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 140,000
Date of transaction: May 03, 2022
Price paid per share: £99.190509
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,212,700 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,958,482.
The figure of 215,958,482 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1958K_1-2022-5-3.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 5, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 04, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 90,000
Date of transaction: May 04, 2022
Price paid per share: £97.580000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,302,700 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,868,482.
The figure of 215,868,482 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3749K_1-2022-5-4.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 6, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 05, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 90,000
Date of transaction: May 05, 2022
Price paid per share: £97.640000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,392,394 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,778,788.
The figure of 215,778,788 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5256K_1-2022-5-5.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 9, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 06, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 190,000
Date of transaction: May 06, 2022
Price paid per share: £93.320000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,582,394 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,588,788.
The figure of 215,588,788 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6818K_1-2022-5-6.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 10, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 09, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 177,434
Date of transaction: May 09, 2022
Price paid per share: £91.100000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,759,828 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,411,354.
The figure of 215,411,354 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8466K_1-2022-5-9.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 11, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 10, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 60,000
Date of transaction: May 10, 2022
Price paid per share: £91.740000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,819,828 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,351,354.
The figure of 215,351,354 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0093L_1-2022-5-10.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 12, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 11, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 33,401
Date of transaction: May 11, 2022
Price paid per share: £93.338386
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,853,229 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,317,953.
The figure of 215,317,953 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1734L_1-2022-5-11.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 13, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 12, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 59,893
Date of transaction: May 12, 2022
Price paid per share: £95.162764
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,913,122 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,258,060.
The figure of 215,258,060 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3521L_1-2022-5-12.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 17, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 16, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 40,516
Date of transaction: May 16, 2022
Price paid per share: £96.960000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,953,638 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,217,544.
The figure of 215,217,544 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6893L_1-2022-5-16.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 18, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 17, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 22,853
Date of transaction: May 17, 2022
Price paid per share: £98.765860
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 16,976,491 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,194,691.
The figure of 215,194,691 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8417L_1-2022-5-17.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 19, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 18, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 120,000
Date of transaction: May 18, 2022
Price paid per share: £96.040000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,096,491 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 215,074,691.
The figure of 215,074,691 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0137M_1-2022-5-18.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 20, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 19, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 245,466
Date of transaction: May 19, 2022
Price paid per share: £93.471496
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,341,957 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,829,225.
The figure of 214,829,225 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1743M_1-2022-5-19.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 23, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 20, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 100,000
Date of transaction: May 20, 2022
Price paid per share: £93.320000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,441,957 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,729,225.
The figure of 214,729,225 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3336M_1-2022-5-20.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 24, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 23, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 46,522
Date of transaction: May 23, 2022
Price paid per share: £94.501557
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,488,479 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,682,703.
The figure of 214,682,703 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5044M_1-2022-5-23.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 25, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 24, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 120,000
Date of transaction: May 24, 2022
Price paid per share: £92.600000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,608,479 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,562,703.
The figure of 214,562,703 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6739M_1-2022-5-24.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 26, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 25, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 89,943
Date of transaction: May 25, 2022
Price paid per share: £93.313730
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,698,422 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,472,760.
The figure of 214,472,760 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8333M_1-2022-5-25.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 27, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 26, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 75,077
Date of transaction: May 26, 2022
Price paid per share: £94.170182
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,773,499 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,397,683.
The figure of 214,397,683 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9923M_1-2022-5-26.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 30, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 27, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 58,581
Date of transaction: May 27, 2022
Price paid per share: £95.102072
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,709,862 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,461,320.
The figure of 214,461,320 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1511N_1-2022-5-27.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

May 31, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 30, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 34,429
Date of transaction: May 30, 2022
Price paid per share: £95.851528
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,744,291 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,426,891.
The figure of 214,426,891 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3011N_1-2022-5-30.pdf

For further information, please contact:
Ferguson plc

Brian Lantz, Vice President IR and Communications	+1 224 285 2410
Pete Kennedy, Director of Investor Relations	+1 757 603 0111

June 1, 2022
Transaction in own shares
Ferguson plc (the "Company") announces that on May 31, 2022 it purchased for Treasury the following number of its ordinary shares of 10 pence each in connection with its $2 billion share repurchase program.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 135,000
Date of transaction: May 31, 2022
Price paid per share: £95.320000
Broker: Barclays Capital Securities Limited
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 17,879,291 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 214,291,891.
The figure of 214,291,891 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) Act 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4673N_1-2022-5-31.pdf

For further information, please contact:
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